Exhibit (a)(11)
NAF Holdings II, LLC Announces Extension of Tender Offer for Hampshire Group, Limited
NEW YORK, April 1 – NAF Holdings II, LLC today announced that it is extending its previously announced tender offer, through its wholly-owned subsidiary, NAF Acquisition Corp., for all outstanding shares of common stock of Hampshire Group, Limited (PinkSheets: HAMP.PK) until 5:00 P.M., New York City time, on Friday, April 17, 2009. This extension is being offered to permit stockholders additional time in which to tender their shares to satisfy the minimum tender condition.
The tender offer was previously set to expire at 5:00 P.M., New York City time, on Tuesday, March 31, 2009. The depositary for the offer has advised that, as of 5:01 P.M., New York City time, on Tuesday, March 31, 2009, an aggregate of approximately 3,694,476 shares of Hampshire common stock had been tendered into, and not withdrawn from, the tender offer, representing more than two thirds of the outstanding shares of common stock. The tender offer is conditioned, among other things, on there being validly tendered and not withdrawn prior to the expiration of the offer a number of shares representing at least 81.71% of the outstanding shares of common stock.
The tender offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 23, 2009, by and among NAF Holdings II, NAF Acquisition and Hampshire. All other substantive terms of the tender offer pursuant to the Agreement and Plan of Merger remain unchanged, including the offer by NAF Acquisition to purchase all of the outstanding shares of Hampshire common stock for $5.55 per share, in cash. Following the consummation of the tender offer and subject to the satisfaction or waiver of certain conditions set forth in the Agreement and Plan of Merger, the Agreement provides that NAF Holdings II will effect the merger of NAF Acquisition with and into Hampshire, with Hampshire continuing as the surviving corporation, as a wholly owned subsidiary of NAF Holdings II.
Shareholders with questions about the tender offer should call D.F. King & Co., Inc., the information agent for the offer, by telephone toll-free at (800) 431-9643.
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Hampshire common stock is made only pursuant to an offer to purchase and related materials that NAF Holdings II and NAF Acquisition have filed with the Securities and Exchange Commission (the “SEC”) on Schedule TO on February 27, 2009, as amended. Hampshire Group, Limited also has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. Hampshire stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Hampshire stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc., the information agent for the offer, by telephone toll-free at (800) 431-9643, or by written request to 48 Wall Street, New York, NY 10005. Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
This press release contains forward-looking statements identified by words such as “may,” “will,” “anticipate,” “should,” “would,” “believe,” “contemplate,” “could,” “project,” “predict,” “expect,” “estimate,” “continue,” and “intend,” as well as other similar words and expressions of the future. You are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Hampshire stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; business effects, including the effects of industry, economic or political conditions; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the tender offer documents, as amended, filed (or to be filed) by NAF Holdings II and NAF Acquisition with the SEC and solicitation/recommendation statement on Schedule 14D-9, as amended, filed (or to be filed) by Hampshire with the SEC, as such materials may be amended from time to time. NAF Holdings II and NAF Acquisition undertake no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by law.

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About NAF Holdings II, LLC
NAF Holdings II, LLC is an investment concern controlled by Efrem Gerszberg. Mr. Gerszberg is a private investor who has gained extensive experience in the apparel and retail sectors through both investments and strategic roles in companies operating within such sectors.

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